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                                                                     Exibit 4.11

Kemper Investors Life Insurance Company
1600 McConnor Parkway, Schaumburg, Illinois 60196-6801





ENDORSEMENT - Value Credit Rider

As used in this Endorsement, "Contract" means the Contract or Certificate to which this Endorsement is attached. This endorsement forms a part of the Contract to which it is attached from the effective date of the Contract. The election of this rider and rider charge are stated on the Contract Schedule.

Application of Value Credits
A Value Credit. of 2% of each Purchase Payment received in the first Contract Year will be credited to the Contract Value when each such Purchase Payment is applied. A Value Credit of 2% of Contract Value less debt will be credited to the Contract Value on each subsequent five-year Contract Anniversary:

The Value Credit will be allocated proportionally based on the allocation of the Contract Value on the date the Value Credit is made. However, any Value Credit made to the Contract Value allocated to the Guarantee Periods will be allocated instead to the Money Market I Subaccount.

Forfeiture of the Value Credit for 10th Contract Year and beyond.


If you make a total withdrawal within one year of a Value Credit awarded during or after the tenth Contract Year, the amount of that Value Credit will be deducted from the proceeds paid upon the total withdrawal. If you make a partial withdrawal within one year of a Value Credit awarded during or after the tenth Contract Year, we will reduce the Value Credit by the same proportion that the partial withdrawal amount bears to the Contract Value and deduct the amount of the reduction from the remaining Contract Value.

You will not forfeit any Value Credit for withdrawals made under the provisions of the Nursing Care rider or Disability rider.

Spousal Continuation
Option 1 If the Contract is continued under Option 1 of the Spousal Continuation provision, the benefits provided by this rider will continue to be calculated from the Issue Date. .

Option 2
If the Contract is continued under Option 2 of the Spousal Continuation provision, this rider will terminate as of the date of Your death.

If this rider is elected under Option 2, the following will apply:

1. A Value Credit of 2% of the Contract Value as of the date of continuance will be credited to the Contract Value.
2. A Value Credit of 2% will be credited to each additional Purchase Payment received during the one-year period from date of continuance when each such Purchase Payment is applied.
3. Value Credits will be credited as stated above on each five-year anniversary of the continuance.
4. The Value Credit rider charge stated in the Contract Schedule will begin a new assessment period from the date of continuance.
5. Withdrawal Charges apply as if the Contract Value as of the date of continuance resulted in an initial purchase payment.
6.   Additional Purchase Payments are also subject to Withdrawal Charges.

Except as modified herein, all terms and conditions of the Contract remain unchanged.

In witness whereof, Kemper Investors Life Insurance Company has caused this Endorsement to be signed by its President and Secretary.



                     /s/ Debra P. Rezabek         /s/ Gail K. Caruso
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